EXHIBIT 99.01

OPENWAVE APPOINTS SEASONED TELECOM INDUSTRY VETERAN TO BOARD OF DIRECTORS

William T. Morrow, Former Senior Vodafone Executive and Current President and CEO of Pacific Gas & Electric, Brings Extensive Experience in Operational Management

REDWOOD CITY, CA - July 27, 2007 -- Openwave Systems Inc. (Nasdaq: OPWV), the leading provider of independent software products and services for the communications industry, today announced that William (Bill) T. Morrow has joined its board of directors. Morrow, who has more than 26 years of management experience in the telecommunications industry, previously served in various senior management positions at Vodafone, the world's leading international mobile communications group. Morrow currently serves as President and CEO of Pacific Gas & Electric Company.

"Bill Morrow, who brings a wealth of operational leadership and international market knowledge, is a valuable addition to our existing team of proven executive leaders with extensive telecommunications and software industry experience," said Bernard Puckett, chairman of Openwave.

In connection with the appointment, Openwave announced that it has amended its Bylaws to increase the size of the Board from six to seven members. Openwave's Board is now composed of six independent directors and the Company's President and CEO.

"I look forward to joining the Openwave Board and leveraging my global market knowledge and experience to drive operational excellence throughout the company," said Bill Morrow. "Openwave has significant market incumbency and a multitude of strategic assets, including deep customer relationships and innovative new products coming to market, which will help drive value to shareholders."

Prior to joining PG&E in 2006, Morrow spent more than a decade as a senior executive with Vodafone, the world's leading international mobile communications group, working on three different continents, where he served as CEO of Vodafone's Europe region, President of Vodafone Japan, CEO of Vodafone UK, and President of Japan Telecom.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV) is the leading independent provider of software solutions that ignite mobility for the communications and media industries. Openwave empowers its customers to rapidly transform their business by sparking new revenue streams and market opportunities, building loyal subscriber communities and reducing operational costs. Openwave's broad range of IP-based handset-to-network solutions enable the rapid launch of information, communication and entertainment services across networks and devices and include handset software, content delivery, adaptive messaging, location, music and video services. Openwave is a global company headquartered in Redwood City, California. For more information please visit www.openwave.com.

Openwave, the Openwave logo, Musiwave and the Musiwave logo are trademarks of Openwave Systems Inc. or its subsidiaries. All other trademarks are the properties of their respective owners.

For further information:

Contact Openwave Worldwide Public Relations

Mike Bishop

Investor Relations

Tel: 650-480-4461

investor@openwave.com